Dreyfus GNMA Fund, Inc.

SEMIANNUAL REPORT October 31, 2006



Dreyfus
A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus GNMA Fund, Inc., covering the six-month period from May 1, 2006, through October 31, 2006.

Although reports of slower U.S. economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of October, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may reflect investors' views that short-term interest rates probably have peaked, and that the Federal Reserve Board's next move likely will be toward lower short-term interest rates. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

Robert Bayston, Portfolio Manager

How did Dreyfus GNMA Fund perform relative to its benchmark?

For the six-month period ended October 31, 2006, the fund achieved a total return of 3.58% and distributed aggregate income dividends totaling $0.32 per share.[1] The Lehman Brothers GNMA Index (the "Index"), the fund's benchmark, achieved a total return of 4.21% for the same period.[2]

Despite rising short-term interest rates, mortgage-backed securities fared relatively well over the reporting period in an environment of low price volatility. However, the fund's return lagged that of its benchmark, which we attribute in part to our "bulleted" yield curve strategy relative to the yield curve composition of the Index. In addition, the benchmark does not include fees and expenses to which the fund is subject.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the fund invests at least 80% of its assets in Government National Mortgage Association ("GNMA" or "Ginnie Mae") securities. The remainder may be allocated to other mortgage-related securities, including U.S. government agency securities and privately issued mortgage-backed securities, as well as to asset-backed securities, U.S. Treasuries and repurchase agreements.

What other factors influenced the fund's performance?

As it had since June 2004, the Federal Reserve Board (the "Fed") continued its effort to forestall potential inflationary pressures by raising short-term interest rates four times during the first half of 2006, driving the overnight federal funds rate to 5.25% by the end of June. Aside from a brief bout of market weakness in May stemming from temporary inflation concerns, longer-term fixed-income securities continued to hold up remarkably well, primarily due to robust investor demand. Consequently, implied volatility in the mortgage-backed securities market remained near historically low levels, supporting their prices.

In addition, the difference between shorter- and longer-term bond yields had narrowed considerably by the spring. Indeed, at times, short-term rates exceeded longer-term yields of U.S. Treasury securities, a phenomenon known as an "inverted yield curve." In the past, an inverted yield curve has often been considered a sign of impending economic weakness. Indeed, over the summer, softening housing markets and more moderate employment gains suggested that the Fed's previous rate hikes were having the desired effect of reducing the rate of U.S. economic growth.

Perceptions of a slowing economy were confirmed when the U.S. Department of Commerce estimated an annualized GDP growth rate of 1.6% for the third quarter of 2006, down from a 2.6% annualized rate in the second quarter. At the same time, inflationary pressures appeared to moderate when energy prices fell sharply in the late summer and fall. Citing an economic slowdown and expectations of lower inflation, the Fed refrained from raising interest rates at its meetings in August, September and October. Like other bond market sectors, mortgage-backed securities rallied as investors first anticipated, and then reacted to, the Fed's first pauses in more than two years.

In this favorable investment environment, we found relatively compelling opportunities among mortgage-related securities outside of the traditional pass-through instruments that comprise the Index. Therefore, we maintained the fund's allocation to Ginnie Mae pass-throughs near the minimum level of 80% of assets. We allocated a portion of the remainder to market sectors that, in our view, provided better prospective returns and lower levels of prepayment risk, including non-agency mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities and Ginnie Mae project loans. This sector allocation strategy helped boost the fund's income contribution to its total return.

In addition, we established a position in TIPS in anticipation of a possible uptick in inflation. However, TIPS underperformed mortgage-backed securities when energy prices fell and the rate of inflation moderated. Likewise, we increased the fund's exposure to securities in the five- to 10-year range and positioned the fund for wider yield differences along the bond market's maturity spectrum. While this strategy enabled the fund to limit the effects of temporary market weakness early in the reporting period, it prevented the fund from benefiting from a flattening of the yield curve in the summer and fall.

What is the fund's current strategy?

Recent economic data have continued to indicate that we are in the midst of a moderate economic slowdown, which suggests to us that the Fed is likely neither to raise nor reduce short-term interest rates over the next several months. Accordingly, we have set the fund's average duration in a range that is slightly longer than industry averages, and we have continued to position the fund for wider yield differences along the maturity spectrum. In addition, we have maintained the fund's emphasis on non-agency mortgage-backed securities, asset-backed, commercial mortgage-backed securities and project loans over traditional Ginnie Mae pass-throughs.

November 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus GNMA Fund, Inc. from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2006

Expenses paid per $1,000†	$ 4.52
Ending value (after expenses)	$1,035.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

Expenses paid per $1,000†	$ 4.48
Ending value (after expenses)	$1,020.77

† *Expenses are equal to the fund's annualized expense ratio of .88%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Bonds and Notes—101.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans—.9%				
Equivantage Home Equity Loan Trust, Ser. 1997-1, Cl. A4	7.78	3/25/28	932,761 [a]	929,746
Federal National Mortgage Association Whole Loan, Ser. 2001-W1, Cl. AF6	6.90	7/25/31	3,248,364 [a]	3,237,831
GE Capital Mortgage Services, Ser. 1999-HE1, Cl. A7	6.27	4/25/29	2,242,125	2,247,575
				6,415,152
Residential Mortgage Pass-Through Ctfs.—2.9%				
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31, Cl. 2A1	5.53	1/25/36	1,807,766 [a]	1,801,246
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	6,335,320	6,378,485
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	3.55	12/25/34	7,420,382 [a]	7,416,593
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.21	9/25/36	1,774,748 [a]	1,796,936
J.P. Morgan Mortgage Trust, Ser. 2005-A7, Cl. 1A2	5.00	10/25/35	1,925,000 [a]	1,903,086
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	2,225,000 [a]	2,190,624
				21,486,970
U.S. Government Agencies—3.0%				
Federal National Mortgage Association Interest Strips, Bonds	0.00	11/15/06	22,000,000	**21,954,834**
U.S. Government Agencies/ Mortgage-Backed—88.7%				
Federal Home Loan Mortgage Corp., 5.00%, 3/1/20			1,232,095	1,213,367
Federal National Mortgage Association:				
6.00%			54,680,000 [b]	55,408,262
REMIC, Trust, Gtd. Pass-Through Ctfs., Ser. 2003-49, Cl. JE, 3.00%, 4/25/33			1,589,955	1,417,098
REMIC, Trust, Gtd. Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34			4,790,454	4,778,813

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ **Mortgage-Backed (continued)**		
Government National Mortgage Association I:		
5.00%	11,350,000 b	11,069,769
5.50%	8,578,000 b	8,517,686
6.00%	29,650,000 b	30,057,688
6.50%	5,500,000 b	5,647,785
5.00%, 5/15/33−10/15/35	51,687,671	50,468,088
5.50%, 6/15/20−9/15/35	141,502,755	141,062,315
6.00%, 10/15/19−3/15/36	37,171,932	37,742,595
6.50%, 9/15/08−6/15/32	6,034,991	6,168,212
7.00%, 11/15/22−12/15/22	19,886	20,550
7.50%, 2/15/17−5/15/26	7,858,243	8,194,572
8.00%, 4/15/08−12/15/22	3,352,378	3,535,899
8.50%, 7/15/08−12/15/22	2,916,145	3,128,471
9.00%, 1/15/19−12/15/22	2,307,651	2,485,791
9.50%, 3/15/18−11/15/24	522,740	572,491
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	3,016,106	2,957,675
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	4,998,965	4,885,906
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	3,253,305	3,169,403
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	7,977,125	7,821,111
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	10,255,206	10,039,311
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	2,444,462	2,400,412
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	2,887,590	2,843,843
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	3,500,000	3,438,190
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	4,260,000	4,282,083
Government National Mortgage Association II:		
4.50%, 7/20/30−1/20/34	9,832,502 a	9,861,841
4.75%, 9/20/27	12,409 a	12,529
5.00%, 9/20/33−1/20/36	56,696,450	55,009,823
5.38%, 2/20/27−6/20/32	5,025,312 a	5,056,498
5.50%, 1/20/34−1/20/36	67,336,666	66,882,718
6.00%, 12/20/28−6/20/36	46,432,243	46,952,657
6.50%, 5/20/31−10/20/36	38,689,638	39,627,384
7.00%, 4/20/24−4/20/32	12,735,947	13,140,314
7.50%, 9/20/30	193,878	201,431
9.50%, 9/20/17−2/20/25	158,159	171,900
		650,244,481
U.S. Treasury Inflation Protected Securities−4.0%		
2.00%, 1/15/16	30,463,395 c	**29,615,482**

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Notes−2.0%		
3.50%, 2/15/10	8,995,000 [d]	8,699,505
4.00%, 6/15/09	6,300,000 [d,e]	6,205,752
		14,905,257
Total Bonds and Notes		
(cost $749,883,769)		**744,622,176**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, June 2009 @ 4.00	37,500,000	**96,098**
Put Options−.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, January 2008 @ 6.00	73,000,000	**3,563**
Total Options		
(cost $146,787)		**99,661**

Short-Term Investments−12.8%	Principal Amount ($)	Value ($)
U.S. Government Agencies−12.2%		
Federal National Mortgage Association, 5.10%, 11/20/06	28,000,000	27,924,929
Federal National Mortgage Association, 5.12%, 11/13/06	27,000,000	26,954,730
Federal National Mortgage Association, 5.14%, 11/20/06	25,000,000	24,933,368
Federal National Mortgage Association, 5.18%, 12/12/06	10,000,000	9,942,258
		89,755,285
U.S. Treasury Bills−.6%		
4.86%, 12/7/06	150,000 [e]	149,255
4.79%, 11/2/06	4,000,000	3,999,440
		4,148,695
Total Short-Term Investments		
(cost $93,904,025)		**93,903,980**

Other Investment–.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,420,000)	2,420,000 [f]	**2,420,000**

Investment of Cash Collateral for Securities Loaned–1.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $12,866,811)	12,866,811 [f]	**12,866,811**
Total Investments (cost $859,221,392)	**116.4%**	**853,912,628**
Liabilities, Less Cash and Receivables	**(16.4%)**	**(120,539,979)**
Net Assets	**100.0%**	**733,372,649**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *Purchased on a forward commitment basis.*
[c] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[d] *All or a portion of these securities are on loan. At October 31, 2006, the total market value of the fund's securities on loan is $14,458,049 and the total market value of the collateral held by the fund is $14,818,376, consisting of cash collateral of $12,866,811 and U.S. Government and agency securities valued at $1,951,565.*
[e] *All or partially held by a broker as collateral for open financial futures positions.*
[f] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	97.7	Asset/Mortgage-Backed	3.8
Short-Term/Money		Options/Futures	.0
Market Investments	14.9		**116.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2006 ($)
Financial Futures Long				
U.S. Treasury 5 year Notes	543	57,320,438	December 2006	70,125
U.S. Treasury 10 year Notes	6	649,313	December 2006	7,594
Financial Futures Short				
U.S. Treasury 30 year Bonds	6	(675,938)	December 2006	(13,594)
				64,125

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $14,458,049)–Note 1(b):		
Unaffiliated issuers	843,934,581	838,625,817
Affiliated issuers	15,286,811	15,286,811
Cash		67,344
Dividends and interest receivable		3,272,184
Receivable for shares of Common Stock subscribed		455,122
Receivable for futures variation margin–Note 4		159,515
Prepaid expenses		32,323
		857,899,116
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		563,952
Payable for investment securities purchased		110,390,615
Liability for securities loaned–Note 1(b)		12,866,811
Payable for shares of Common Stock redeemed		562,392
Accrued expenses		142,697
		124,526,467
Net Assets ($)		**733,372,649**
Composition of Net Assets ($):		
Paid-in capital		784,827,033
Accumulated undistributed investment income–net		2,119,851
Accumulated net realized gain (loss) on investments		(48,329,596)
Accumulated net unrealized appreciation (depreciation) on investments (including $64,125 net unrealized appreciation on financial futures)		(5,244,639)
Net Assets ($)		**733,372,649**
Shares Outstanding		
(1.1 billion shares of $.001 par value Common Stock authorized)		50,996,513
Net Asset Value, offering and redemption price per share ($)		**14.38**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2006 (Unaudited)

Investment Income ($):	
Income:	
Interest	19,200,805
Dividends;	
Affiliated issuers	85,281
Income from securities lending	4,006
Total Income	**19,290,092**
Expenses:	
Management fee–Note 3(a)	2,247,525
Service plan and prospectus fees–Note 3(b)	527,370
Shareholder servicing costs–Note 3(b)	329,740
Custodian fees–Note 3(b)	60,897
Professional fees	41,244
Shareholders' reports	29,575
Directors' fees and expenses–Note 3(c)	20,822
Registration fees	12,940
Miscellaneous	42,881
Total Expenses	**3,312,994**
Investment Income–Net	**15,977,098**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(815,837)
Net realized gain (loss) on financial futures	598,005
Net realized gain (loss) on options transactions	95,574
Net Realized Gain (Loss)	**(122,258)**
Net unrealized appreciation (depreciation) on investments (including $213,188 net unrealized appreciation on financial futures)	9,813,527
Net Realized and Unrealized Gain (Loss) on Investments	**9,691,269**
Net Increase in Net Assets Resulting from Operations	**25,668,367**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income–net	15,977,098	30,496,070
Net realized gain (loss) on investments	(122,258)	(3,573,912)
Net unrealized appreciation (depreciation) on investments	9,813,527	(18,619,644)
Net Increase (Decrease) in Net Assets Resulting from Operations	**25,668,367**	**8,302,514**
Dividends to Shareholders from ($):		
Investment income–net	**(16,817,352)**	**(34,330,120)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	9,536,777	37,940,255
Dividends reinvested	13,837,440	27,993,716
Cost of shares redeemed	(64,397,144)	(145,775,731)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(41,022,927)**	**(79,841,760)**
Total Increase (Decrease) in Net Assets	**(32,171,912)**	**(105,869,366)**
Net Assets ($):		
Beginning of Period	765,544,561	871,413,927
End of Period	**733,372,649**	**765,544,561**
Undistributed investment income–net	2,119,851	2,960,105
Capital Share Transactions (Shares):		
Shares sold	672,024	2,616,660
Shares issued for dividends reinvested	978,234	1,934,973
Shares redeemed	(4,544,332)	(10,074,552)
Net Increase (Decrease) in Shares Outstanding	**(2,894,074)**	**(5,522,919)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.21	14.67	14.66	15.14	14.85	14.49
Investment Operations:						
Investment income—net[a]	.31	.53	.51	.53	.60	.81
Net realized and unrealized gain (loss) on investments	.18	(.39)	.11	(.35)	.36	.37
Total from Investment Operations	.49	.14	.62	.18	.96	1.18
Distributions:						
Dividends from investment income—net	(.32)	(.60)	(.61)	(.66)	(.67)	(.82)
Net asset value, end of period	14.38	14.21	14.67	14.66	15.14	14.85
Total Return (%)	3.58[b]	.89	4.32	1.20	6.60	8.42
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.88[c]	.88	.87	.90	.85	.85
Ratio of net expenses to average net assets	.88[c]	.79	.87	.90	.85	.85
Ratio of net investment income to average net assets	4.27[c]	3.68	3.45	3.58	3.96	5.53
Portfolio Turnover Rate	138.71[b,d]	393.65[d]	468.97[d]	466.25[d]	456.90	452.76
Net Assets, end of period ($ x 1,000)	733,373	765,545	871,414	949,447	1,065,607	997,188

[a] Based on average shares outstanding at each month end.

[b] Not annualized.

[c] Annualized.

[d] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2006, April 30, 2006, April 30, 2005 and April 30, 2004, were 46.74%, 108.38%, 127.81% and 207.20%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus GNMA Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to seek to maximize total return consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options transactions) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type;

indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 31, 2006, the Board of Directors declared a cash dividend of $.053 per share from undistributed investment income-net, payable on November 1, 2006 (ex-dividend date) to shareholders of record as of the close of business on October 31, 2006.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $43,740,427 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $6,916,020 of the carryover expires in fiscal 2007, $8,326,405 expires in fiscal 2008, $1,913,534 expires in fiscal 2009, $5,873,545 expires in fiscal 2012, $4,287,914 expires in fiscal 2013 and $16,423,009 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2006 was as follows: ordinary income $34,330,120. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to the fund's management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear the amount of such excess. No expense reimbursement was required for the period ended October 31, 2006, pursuant to the Agreement.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, for servicing shareholder accounts and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an aggregate annual rate up to .20% of the value of the fund's average daily net assets. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) to which it will make payments and the basis on which such payments are made. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended October 31, 2006, the fund was charged $527,370 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $188,916 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2006, the fund was charged $60,897 pursuant to the custody agreement.

During the period ended October 31, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $373,391, Rule 12b-1 distribution plan fees $87,125, custodian fees $39,873, chief compliance officer fees $1,363 and transfer agency per account fees $62,200.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options, during the period ended October 31, 2006, amounted to $1,030,465,662 and $1,057,850,458, respectively, of which $683,242,371 in purchases and $683,641,892 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against change in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

In addition, the following table summarizes the fund's call/put options written during the period ended October 31, 2006:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding April 30, 2006	–	–	–	–
Contracts written	139,000,000	127,776		
Contracts Terminated:				
Closed	97,100,000	109,526	19,000	90,526
Expired	41,900,000	18,250	–	18,250
Total Contracts Terminated	139,000,000	127,776	19,000	108,776
Contracts outstanding October 31, 2006	**–**	**–**		

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2006, are set forth in the Statement of Financial Futures.

At October 31, 2006, accumulated net unrealized depreciation on investments was $5,308,764, consisting of $3,689,027 gross unrealized appreciation and $8,997,791 gross unrealized depreciation.

At October 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event

On November 6, 2006, the fund's Board of Directors approved the fund entering into an Agreement and Plan of Reorganization with Dreyfus Premier GNMA Fund, which would provide for the merger of Dreyfus Premier GNMA Fund into the fund as part of a tax-free reorganization. The merger is subject to the approval of Dreyfus Premier GNMA Fund's shareholders and, if approved, currently is anticipated to occur on or about March 16, 2007. The Manager is bearing all costs associated with the proposed merger.

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 20, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
William Hodding Carter III†	24,432,000	1,141,079
Ehud Houminer†	24,483,239	1,089,839
Richard C. Leone†	24,506,992	1,066,087
Hans C. Mautner†	24,493,432	1,079,646
Robin A. Melvin†	24,503,406	1,069,673
John E. Zuccotti†	24,405,298	1,167,781

† *Each new Board member's term commenced on November 7, 2006.*
  In addition Joseph S. DiMartino, David W. Burke, Gordon J. Davis, Joni Evans, Arnold S. Hiatt and Burton N. Wallack continue as Board members of the fund.

For More Information

**Dreyfus
GNMA Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0265SA1006